                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                     ___________

                                    SCHEDULE 13E-3
                           RULE 13E-3 TRANSACTION STATEMENT
                          (Pursuant to Section 13(e) of the
                           Securities Exchange Act of 1934
                    and Rule 13e-3 (Section 240.13e-3) Thereunder)
                                   _______________

                                American Paging, Inc.
                                 (Name of the Issuer)

                                American Paging, Inc.
                                   API Merger Corp.
                           Telephone and Data Systems, Inc.
                         (Name of Person(s) Filing Statement)

                       COMMON SHARES, PAR VALUE $1.00 PER SHARE
                            (Title of Class of Securities)
                                       02882K10
                        (CUSIP Number of Class of Securities)
                                  __________________

                        LeRoy T. Carlson, Jr.  (312) 630-1900
                        President and Chief Executive Officer
                           Telephone and Data Systems, Inc.
              30 N. LaSalle Street, Suite 4000, Chicago, Illinois  60602

               (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                  __________________
                                    WITH COPY TO:

                           James G. Archer  (212) 906-2000
                                   Sidley & Austin
                     875 Third Avenue, New York, New York  10022
______________
This statement is filed in connection with (check the appropriate box):
a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. / / The filing of a registration statement under the Securities Act of 1933.
c. /x / A tender offer.
d.  /  /  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

                              CALCULATION OF FILING FEE

          TRANSACTION VALUATION              AMOUNT OF FILING FEE
               $9,122,120*                             $1,824
____________________
* Note:  The Transaction Valuation is calculated by multiplying (i) $2.50, the
per share tender offer price, by  (ii)   3,658,946 (the total of 7,645,446 (the
number of Common Shares outstanding) minus 4,000,000 (the number of Common Shares owned by API Merger Corp.) plus 13,500 (the number of Common Shares subject to options with an exercise price less than $2.50)) and subtracting from such product the aggregate exercise price of the options.
/X/ Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,824
Form of Registration No.:  Schedule 14D-1 (13D (Amendment No. 2))
Filing Party: API Merger Corp. and Telephone and Data Systems, Inc. Date Filed: February 18, 1998

                                     INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) API Merger Corp., a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of Telephone and Data Systems, Inc., a corporation organized under the laws of Iowa ("TDS"), (ii) TDS and (iii) American Paging, Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser for all the outstanding common shares, par value $1.00 per share (the "Common Shares"), of the Company not already beneficially owned by Purchaser or any of its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively.

The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on
Schedule 14D-1 filed by TDS and Purchaser (the "Schedule 14D-1) with the Securities and Exchange Commission on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the schedules thereto.

The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, information concerning the background of the transaction, the deliberations of the Company's Board of Directors in connection with the transaction, the opinion of the Company's financial advisor, and the Company's capital structure and historical financial statements, was supplied by the Company. TDS and Purchaser take no responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 concerning TDS and Purchaser was supplied by TDS and Purchaser. The Company takes no responsibility for the accuracy of such information.

                                CROSS REFERENCE SHEET

            ITEM IN                       WHERE LOCATED IN
         SCHEDULE 13E-3                    SCHEDULE 14D-1

          Item 1(a)                          Item 1(a)
          Item 1(b)                          Item 1(b)
          Item 1(c)                          Item 1(c)
          Item 1(d)                          *
          Item 1(e)                          *
          Item 1(f)                          *
          Item 2(a)                          Item 2(a)
          Item 2(b)                          Item 2(b)
          Item 2(c)                          Item 2(c)
          Item 2(d)                          Item 2(d)

            ITEM IN                       WHERE LOCATED IN
         SCHEDULE 13E-3                    SCHEDULE 14D-1

          Item 2(e)                          Item 2(e)
          Item 2(f)                          Item 2(f)
          Item 2(g)                          Item 2(g)
          Item 3(a)                          Item 3(a) and Item 3(b)
          Item 3(b)                          Item 3(b)
          Item 4                             *
          Item 5                             Item 5
          Item 6(a)                          Item 4(a)
          Item 6(b)                          *
          Item 6(c)                          Item 4(b)
          Item 6(d)                          Item 4(c)
          Item 7(a)                          Item 5
          Item 7(b)                          *
          Item 7(c)                          *
          Item 7(d)                          *
          Item 8                             *
          Item 9                             *
          Item 10(a)                         Item 6(a)
          Item 10(b)                         *
          Item 11                            Item 7
          Item 12(a)                         *
          Item 12(b)                         *
          Item 13                            *
          Item 14                            *
          Item 15(a)                         *
          Item 15(b)                         Item 8
          Item 16                            Item 10(f)
          Item 17                            Item 11

     *  The Item is located in the Schedule 13E-3 only.

ITEM  1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a)-(c) The response to Item l (a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- 6. Price Range of Shares; Dividends" is incorporated herein by reference.

(e)  Not applicable.

(f) The information set forth in the Offer to Purchase under "SPECIAL FACTORS --Background of the Offer and the Merger" and "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser, TDS and The Voting Trust" is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(d) This Statement is being filed by Purchaser, TDS and the Company. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference. The information concerning the Company name, state or other place of organization, principal business and address of the principal office of each of the Company and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and TDS are set forth under "INTRODUCTION", "THE TENDER OFFER - 7". Certain Information Concerning the Company and Schedule II of the Offer to Purchase and are incorporated herein by reference.

(e)-(f) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to TDS and Purchaser. During the last five years, neither the Company nor, to the best knowledge of the Company, none of the persons listed in Schedule II of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(g) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to TDS and Purchaser. The citizenship of the directors and executive officers of the Company are set forth in Schedule II to the Offer to Purchase and are incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a)-(b) The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase on the cover page thereof and under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement", "THE TENDER OFFER -- 1. Terms of the Offer; Expiration Date", "THE TENDER OFFER -- 2. Acceptance for Payment and Payment for Common Shares", "THE TENDER OFFER --
3. Procedures for Accepting the Offer and Tendering Common Shares", "THE TENDER OFFER -- 4. Withdrawal Rights", "THE TENDER OFFER -- 10. Dividends and Distributions", "THE TENDER OFFER -- 12. Certain Conditions of the Offer", "THE TENDER OFFER -- 13. Certain Legal Matters and Regulatory Approvals" and "THE TENDER OFFER -- 15. Miscellaneous" is incorporated herein by reference.

(b)  Not applicable.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(e) The response to Item 5(a)-(e) of the Schedule 14D-1 is incorporated herein by reference. The information set forth under "SPECIAL FACTORS --Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

(f)-(g) The response to Item 5(f)-(g) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) The response to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase in "SPECIAL FACTORS --Fees and Expenses" and "THE TENDER OFFER -- 14. Fees and Expenses" is incorporated herein by reference.

(c) The response to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

(d) The response to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 7.  PURPOSE(s), ALTERNATIVES, REASONS AND EFFECTS.

(a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and Merger", "SPECIAL FACTORS -- Recommendation of the Special Committee and the Company's Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of TDS and Purchaser for the Offer and the Merger" is incorporated herein by reference.

(c)-(d) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS --Recommendation of the Special Committee and the Company's Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of TDS and Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer", "THE TENDER

OFFER -- 5. Certain Federal Income Tax Consequences" and "THE TENDER OFFER -- 11. Effect of the Offer on the Market for the Common Shares, American Stock Exchange, Inc. and Exchange Act Registration" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a)-(f) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS --Recommendation of the Special Committee and the Company's Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Position of TDS and Purchaser Regarding Fairness of the Offer and the Merger", "SPECIAL FACTORS --Purpose and Structure of the Offer and the Merger; Reasons of TDS and Purchaser for the Offer and the Merger" is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)-(c) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS --Recommendation of the Special Committee and the Company's Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Opinion of Financial Advisor to the Special Committee", "SPECIAL FACTORS -- Position of TDS and Purchaser Regarding Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Presentation of Financial Advisor to TDS" and in Schedule III is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The response to Item 6(a) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

The response to Item 7 of the Schedule 14D-1 and the information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" and "SPECIAL FACTORS -- Related Party Transactions" are incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE OFFER AND THE MERGER.

(a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS --Recommendation of the Special Committee and the Company's Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" and "SPECIAL FACTORS --Beneficial Ownership of Common Stock" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE OFFER AND THE MERGER.

(a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS --Rights of Shareholders in the Merger", "SPECIAL FACTORS --The Merger Agreement" and in Schedule IV is incorporated herein by reference.

(b)       Not applicable.

(c)       Not applicable.

ITEM  14.   FINANCIAL INFORMATION.

(a) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- 7. Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited financial statements for the fiscal years ended 1997 and 1996 are attached to the Offer to Purchase as Schedule V.

(b)       Not  applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS --Background of the Offer and the Merger", "SPECIAL FACTORS --Recommendation of the Company's Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS --Plans for the Company after the Offer and the Merger; Certain Effects of the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" and "THE TENDER OFFER -- 11. Effect of the Offer on the Market for the Shares, American Stock Exchange, Inc. and Exchange Act Registration" is incorporated herein by reference.

(b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

(a)       Not applicable.

(b)(1) Opinion of PaineWebber Incorporated, dated February 10, 1998 (attached as Schedule III to Exhibit(d)(1)).*

(b)(2) Presentation of Credit Suisse First Boston Corporation, dated February 10, 1998.

(c)(1) Agreement and Plan of Merger, dated as of February 11, among TDS, Purchaser and the Company.*

(c) (2)   Asset Contribution Agreement, dated as of December 22, 1997, among
TDS, TSR Paging Inc. and TSR Wireless LLC, is hereby incorporated herein by reference to Exhibit 2.1 of the Schedule 13-D relating to the Company filed by TDS on December 23, 1998.

(c)(3) Option Agreement, dated as of December 22, 1997, between TDS and TSR Paging Inc., is hereby incorporated herein by reference to Exhibit 2.2 of the Schedule 13-D relating to the Company filed by TDS on December 23, 1998.

(c)(4) Restated Certificate of Incorporation, as amended, is hereby incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

(c)(5) Voting Trust Agreement, dated as of June 30, 1989, with respect to Common Shares of TDS, is hereby incorporated by reference to Exhibit 9.1(a),
Exhibit 9.1(b) and Exhibit 9.1(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

(c)(6) Exchange Agreement, between the Company and TDS, is hereby incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (Registration No. 33-72707).

(c)(7) Revolving Credit Agreement, between the Company and TDS, is hereby incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (Registration No. 33-72707).

(c)(8) Amendment to Revolving Credit Agreement, between the Company and TDS, dated March 5, 1997 and effective January 1, 1997, is hereby incorporated by reference to Exhibit 10.2(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

(c)(9) Amendment to Revolving Credit Agreement, between the Company and TDS, dated January 13, 1998.*

(c)(10) Intercompany Agreement, between the Company and TDS, is hereby incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (Registration No. 33-72707).

(c)(11) Registration Rights Agreement, between the Company and TDS, as amended, is hereby incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (Registration No. 33-72707).

(c)(12) Employee Benefit Plans Agreement, between the Company and TDS, is hereby incorporated by reference to Exhibit 10.8 to the Company's
Registration Statement on Form S-1 (Registration No. 33-72707).

(d)(1)    Form of Offer to Purchase, dated February 18, 1998.*

(d)(2)    Form of Letter of Transmittal.*

(d)(3) Form of Letter from Credit Suisse First Boston Corporation to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(d)(4) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.*

(d)(5)    Form of Notice of Guaranteed Delivery.*

(d)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(d)(7) Summary Advertisement as published in the Wall Street Journal on February 18, 1998.*

(d)(8) Form of Joint Press Release dated February 18, 1998 issued by the Company and TDS.*

(d)(9)    Letter to Company Shareholders, dated February 18, 1998.*

(e) Summary of Stockholder Appraisal Rights and Section 262 of the Delaware General Corporation Law (attached as Schedule IV to Exhibit (d)(1)).*

(f)       Not applicable.


________________________

* Incorporated by reference to the Statement in Schedule 14D-1 filed by Purchaser and TDS on February 18, 1998.

                                      SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 1998           API MERGER CORP.



                                   By:  /s/ LeRoy T. Carlson, Jr.
                                        -------------------------
                                        Name:  LeRoy T. Carlson, Jr.
                                        Title: President


                                   TELEPHONE AND DATA SYSTEMS, INC.


                                   By:  /s/ LeRoy T. Carlson, Jr.
                                        -------------------------
                                        Name:  LeRoy T. Carlson, Jr.
                                        Title: President




                         Signature Page to Schedule 13E-3

                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 1998              AMERICAN PAGING, INC.


                                       By: /s/ Terrence T. Sullivan
                                           ------------------------
                                           Name:  Terrence T. Sullivan
                                           Title: President










                          Signature Page for Schedule 13E-3

                                    EXHIBIT INDEX


     Exhibit No.              Exhibit Description

     (b)(2) Presentation of Credit Suisse First Boston Corporation, dated February 10, 1998.









                                       12